Exhibit 99.3

                                  RISK FACTORS

     THE DEBT SECURITIES WILL BE STRUCTURALLY SUBORDINATED TO THE DEBT SECURITIES AND OTHER OBLIGATIONS OF OUR SUBSIDIARIES.

     Because we are structured as a holding company, all existing and future debt and other liabilities of our subsidiaries will be effectively senior in right of payment to our debt securities. Neither of the indentures under which we may issue debt securities limits our ability or the ability of our subsidiaries to incur additional debt in the future. The assets and cash flows of our subsidiaries will be available, in the first instance, to service their own debt and other obligations. Our ability to have the benefit of their assets and cash flows, particularly in the case of any insolvency or financial distress affecting our subsidiaries, would arise only through our equity ownership interests in our subsidiaries and only after their creditors have been satisfied.

     THE CONSTRUCTION COSTS OF THE GENERATION FACILITIES OF PINNACLE WEST ENERGY CORPORATION ("PINNACLE WEST ENERGY") COULD NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

     Pinnacle West Energy, another one of our wholly-owned subsidiaries, has completed or has under construction about 1,700 MW of natural gas-fired generating capacity at an estimated cost of about $1 billion. In addition, Pinnacle West Energy has begun construction of the 570 MW Silverhawk plant in Nevada at an estimated cost of approximately $400 million. Finally, Pinnacle West Energy has announced plans to build approximately 1,000 MW of capacity at Redhawk Units 3 and 4 at an estimated cost of approximately $500 million. The Company is evaluating whether to construct Redhawk Units 3. Pinnacle West Energy has procured four gas turbines for Redhawk Units 3 and 4. The cancellation cost for these turbines is approximately $50 million until September 2003. Pinnacle West Energy's expansion plans will be sized to meet cash flow and market conditions.

     Pinnacle West Energy is currently funding its capital requirements through capital infusions from us. We finance those infusions through debt financings and internally generated cash. We financed Pinnacle West Energy's generation expansion program premised upon Pinnacle West Energy's receipt of APS' generation assets by the end of 2002, as previously required by the Arizona Corporation Commission's ("ACC") electric competition rules and the 1999 settlement agreement. As a result of recent ACC actions prohibiting APS from transferring its generation assets, APS filed an application with the ACC requesting the ACC to allow APS to borrow up to $500 million and to lend the proceeds to Pinnacle West Energy or to us; to guarantee up to $500 million of Pinnacle West Energy's or our debt, or a combination of both, not to exceed $500 million in the aggregate. On November 8, 2002 APS filed an Interim Financing Application with the ACC requesting the ACC to permit APS to (a) make short-term advances to Pinnacle West in the form of an inter-affiliate line of credit in the amount of $125 million or (b) gurantee $125 million of Pinnacle West's short-term debt.

     The ACC's reversal of the generation asset transfer requirement results in Pinnacle West Energy being unable to obtain investment grade credit ratings. This, in turn, precludes Pinnacle West Energy from accessing capital markets to refinance the bridge financing provided by us to fund the construction of Pinnacle West Energy generation assets or from effectively competing in the wholesale markets. Our credit ratings could be adversely affected if Pinnacle West Energy is unable to finance its capital requirements. On November 4, 2002 Standard and Poor's Corporation lowered the Company's senior unsecured debt rating from BBB to BBB-. See the following two Risk Factors.

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     IF WE ARE NOT ABLE TO ACCESS CAPITAL AT COMPETITIVE RATES, OUR ABILITY TO
IMPLEMENT OUR FINANCIAL STRATEGY WILL BE ADVERSELY AFFECTED.

     We rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity and for capital requirements not satisfied by the cash flow from our operations. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

     *    an economic downturn;

     *    capital market conditions generally;

     *    the bankruptcy of an unrelated energy company;

     *    market prices for electricity and gas;

     * terrorist attacks or threatened attacks on our facilities or unrelated energy companies; or

     *    the overall health of the utility industry.

     Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

     *    increasing the cost of future debt financing;

     * increasing our vulnerability to adverse economic and industry conditions;

     * requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

     * placing us at a competitive disadvantage compared to our competitors that have less debt.

     See the preceding and following Risk Factors.

     ANY REDUCTION IN OUR CREDIT RATINGS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We cannot be sure that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. A downgrade could require additional support from letters of credit or cash collateral and otherwise have a material adverse effect on our business, financial condition and results of operations. If our short-term ratings were to be lowered, it could limit our access to the commercial paper market. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating. See the preceding two Risk Factors.

     THE USE OF DERIVATIVE CONTRACTS IN THE NORMAL COURSE OF OUR BUSINESS COULD RESULT IN FINANCIAL LOSSES THAT NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS.

     Our operations include managing market risks related to commodity prices, changes in interest rates, and investments held by our pension and nuclear decommissioning trust funds. We are exposed to the impact of market fluctuations in the price and transportation costs of electricity, natural gas, coal, and

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emissions allowances. We employ established procedures to manage risks associated with these market fluctuations by utilizing various commodity derivatives, including exchange-traded futures and options and over-the-counter forwards, options, and swaps. As part of our overall risk management program, we enter into derivative transactions to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodity.

     We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We use a risk management process to assess and monitor the financial exposure of all counterparties. Despite the fact that the majority of trading counterparties are rated as investment grade by the credit rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material adverse impact on our earnings for a given period.

     Changing interest rates will affect interest paid on variable-rate debt and interest earned by our pension and nuclear decommissioning trust funds. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt. The pension and nuclear decommissioning funds also have risks associated with changing market values of equity investments. Pension and nuclear decommissioning costs are recovered in regulated electricity prices.

     WE ARE SUBJECT TO COMPLEX GOVERNMENT REGULATION WHICH MAY HAVE A NEGATIVE IMPACT ON OUR BUSINESS AND OUR RESULTS OF OPERATIONS.

     We are, directly and through our subsidiaries, subject to governmental regulation which may have a negative impact on our business and results of operations. We are a "holding company" within the meaning of the Public Utility Holding Company Act ("PUHCA"); however, we are exempt from the provisions of PUHCA by virtue of our filing of an annual exemption statement with the Securities and Exchange Commission ("SEC").

     APS, our wholly-owned electric utility is subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence its operating environment and may affect its ability to recover costs from utility customers. APS is required to have numerous permits, approvals and certificates from the agencies that regulate APS' business. We believe the necessary permits, approvals and certificates have been obtained for APS' existing operations; however, we are unable to predict the impact on our operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

     The Federal Energy Regulatory Commission ("FERC"), the Nuclear Regulatory Commission ("NRC"), the Environmental Protection Agency ("EPA"), and the ACC regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that APS can charge customers.

     We are unable to predict the impact on our business and operating results from future regulatory activities of these federal, state and local agencies. Changes in regulations or the imposition of additional regulations could have a negative impact on our business and results of operations.

     DEREGULATION OR RESTRUCTURING OF THE ELECTRIC INDUSTRY MAY RESULT IN INCREASED COMPETITION, WHICH COULD HAVE A SIGNIFICANT ADVERSE IMPACT ON OUR BUSINESS AND OUR FINANCIAL RESULTS.

     Retail competition and the unbundling of regulated energy could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. In 1999, the ACC approved rules that provide a framework for the introduction of

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retail electric competition in Arizona. Under the rules, as modified by a 1999 settlement agreement among APS and various parties, APS was required to transfer all of its competitive electric assets and services to an unaffiliated party or parties or to a separate corporate affiliate or affiliates no later than December 31, 2002. On September 10, 2002, the ACC unilaterally modified the 1999 settlement agreement and directed APS to cancel any plans to divest interests in any of its generating assets. The ACC further established a requirement that APS competitively procure, at a minimum, any power required for its retail customers that APS cannot produce from its existing generating assets. The ACC ordered the ACC staff and interested parties to develop a competitive procurement process by March 1, 2003. These regulatory developments and legal challenges to the rules have raised considerable uncertainty about the status and pace of retail electric competition in Arizona. Although some very limited retail competition existed in APS' service area in 1999 and 2000, there are currently no active retail competitors offering unbundled energy or other utility services to APS' customers. As a result, we cannot predict when, and the extent to which, additional competitors will re-enter APS' service territory. These matters are discussed in detail in the documents filed by us with the SEC.

     As a result of changes in federal law and regulatory policy, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, and wholesale power marketers and brokers. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect wholesale competition to increase. As competition continues to increase, our financial position and results of operations could be adversely affected.

     THE UNCERTAIN OUTCOME REGARDING THE CREATION OF REGIONAL TRANSMISSION ORGANIZATIONS, OR RTOS, MAY MATERIALLY IMPACT OUR OPERATIONS, CASH FLOWS OR FINANCIAL POSITION.

     In a December 1999 order, the FERC set minimum characteristics and functions that must be met by utilities that participate in RTOs. The characteristics for an acceptable RTO include independence from market participants, operational control over a region large enough to support efficient and nondiscriminatory markets, and exclusive authority to maintain short-term reliability. On October 16, 2001, APS and other owners of electric transmission lines in the Southwest filed with the FERC a request for a declaratory order confirming that their proposal to form WestConnect RTO, LLC would satisfy the FERC's requirements for the formation of an RTO. On October 10, 2002, the FERC issued an order finding that the WestConnect proposal, if modified to address specified issues, could meet the FERC's RTO requirements and provide the basic framework for a standard market design for the Southwest . In its order, the FERC also stated that its approval of various WestConnect provisions addressed in the order would not be overturned or affected by the final rule the FERC intends to ultimately adopt in response to its July 31, 2002 Notice of Proposed Rulemaking regarding a standard market design for the electric utility industry. FERC did not address all of the proposed WestConnect provisions in its order and some could still be affected by a final rule in the pending rulemaking proceeding. We cannot currently predict what, if any, impact there may be to the WestConnect proposal or to us if the FERC adopts the proposed rule. On November 12, 2002, APS and other owners filed a request for rehearing and clarification on portions of the October 10 order.

     WE ARE SUBJECT TO NUMEROUS ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY INCREASE OUR COST OF OPERATIONS, IMPACT OUR BUSINESS PLANS, OR EXPOSE US TO ENVIRONMENTAL LIABILITIES.

     We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

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     In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

     We cannot be sure that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from APS' customers, could have a material adverse effect on our results of operations.

     RECENT EVENTS IN THE ENERGY MARKETS THAT ARE BEYOND OUR CONTROL MAY HAVE NEGATIVE IMPACTS ON OUR BUSINESS.

     As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, but it is difficult or impossible to predict or control what effect these or related issues may have on our business or our access to the capital markets.

     OUR RESULTS OF OPERATIONS CAN BE ADVERSELY AFFECTED BY MILDER WEATHER.

     Weather conditions directly influence the demand for electricity and affect the price of energy commodities. Electric power demand is generally a seasonal business. In Arizona, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, unusually mild weather could diminish our results of operations and harm our financial condition.

     THERE ARE INHERENT RISKS IN THE OPERATION OF NUCLEAR FACILITIES, SUCH AS ENVIRONMENTAL, HEALTH AND FINANCIAL RISKS AND THE RISK OF TERRORIST ATTACK.

     Through APS, we have an ownership interest in and operate the Palo Verde Nuclear Generating Station ("Palo Verde"). Palo Verde is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks. We maintain decommissioning trusts and external insurance coverage to minimize our financial exposure to these risks; however, it is possible that damages could exceed the amount of insurance coverage.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Palo Verde, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     The operation of Palo Verde requires licenses that need to be periodically renewed and/or extended. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

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